

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

<u>Via E-mail</u>
Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan

> **Re:** **Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2011**
> **Filed July 19, 2011**
> **File No. 000-30204**

Dear Mr. Waitai:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc:     <u>Via E-mail</u>
        Brian D. Wessel
        Sullivan & Cromwell LLP